DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Auto-Callable Securities Linked to the S&P 500® Index

Domestic Equities ▪ Moderately Bullish ▪ Fee Based Accounts

Indicative Terms as of February 3, 2010

CUSIP:	2515A0 2E 2
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	3 years
Index:	S&P 500® Index (Ticker: SPX)
Automatic Call:	If the Index Closing Level on any Call Date is greater than or equal to the Initial Level, the securities will be automatically called for a cash payment per $1,000 security Face Amount equal to the Call Price for the relevant Call Date, payable on the corresponding Call Settlement Date.
Redemption Amount:	If the securities are automatically called, you will be entitled to receive a redemption amount in cash per $1,000 security Face Amount based on the Call Price for the applicable Call Date.

Call Date*	Call Settlement Date*	Call Price
February 24, 2011	March 1, 2011	107.50% -109.20%
February 24, 2012	February 29, 2012	115.00% -118.40%
February 25, 2013	February 28, 2013	122.50% -127.60%

The actual Call Price corresponding to each Call Date will be set on the Trade Date.

Payment at Maturity: If the securities are not automatically called, the payment at maturity will depend on whether a Knock-In Event occurs, as follows:

- *If the Final Level is equal to or greater than the Knock-In Level,* you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 security Face Amount.
- *If the Final Level is less than the Knock-In Level,* you will be entitled to receive a cash payment at maturity per $1,000 security Face Amount, calculated as follows:

$1,000 + ($1,000 x Index Return)

If the securities are not automatically called and a Knock-In Event occurs, you will lose some or all of your investment at maturity.

Knock-In Event:	A Knock-In Event occurs if the Final Level is less than the Knock-In Level.
Knock-In Level:	70% of the Initial Level
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level:	The Index Closing Level on the Trade Date.
Final Level:	The Index Closing Level on the Final Valuation Date.
Index Closing Level:	On any trading day, the closing level of the Index as appears on Bloomberg page "SPX <index>", subject to adjustment by the calculation agent according to the terms of the securities.
Discounts and Commissions:	The securities will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 0.75% or $7.50 per $1,000 security Face Amount. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 face amount and may additionally pay fees of up to 0.25% or $2.50 per $1,000 security Face Amount to certain other Brokers. Deutsche Bank AG will reimburse DBSI for such fees. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 805BG.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the securities have not been automatically called prior to the Final Valuation Date and the Final Level is greater than or equal to the Initial Level, your securities will be automatically called on the Final Valuation Date, and you will receive the Call Price of between 122.50% and 127.60% (to be determined on the Trade Date) on the Maturity Date.

Worst Case Scenario at Maturity

If the securities are not automatically called and a Knock-In Event occurs, you will lose 1% of your initial investment for each 1% decrease in the Index as compared to the Initial Level and you may lose all of your initial investment in the securities.

Benefits

- Domestic equity index exposure
- Contingent protection if the Final Level is equal to or greater than the Knock-In Level.
- The securities will outperform the Index if the securities are automatically called on a Call Date and the percentage change in the Index Closing Level as of the Call Date is less than the return realized upon the automatic call.

Risks

- If the securities are not automatically called and a Knock-In Event occurs, you will lose some or all of your investment in the securities.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The appreciation potential is limited to the Call Price, and investors will not benefit from any subsequent appreciation of the Index if the securities are automatically called.

Important Dates

Offering Period:	February 3 – February 23, 2010
Trade Date:	February 23*, 2010
Settlement Date:	February 26*, 2010
Final Valuation Date:	February 25*, 2013
Maturity Date:	February 28*, 2013

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same. In such case, the Call Dates and the Call Settlement Dates will also be changed accordingly. The Call Dates, the Final Valuation Date, the Call Settlement Dates and the Maturity Date are subject to postponement as described in the accompanying product supplement.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated February 3, 2010 R-15999-1.0 (02/10)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Auto-Callable Securities Fact Sheet
DWS Structured Products

Hypothetical Examples of Amounts Payable on the Securities

If the securities are called (assumes the midpoint of each Call Price range)
Call Date	Call Settlement Date	Call Price	Redemption Amount (per $1,000 security Face Amount)
February 24, 2011	March 1, 2011	108.35%	$1,083.50
February 24, 2012	February 29, 2012	116.70%	$1,167.00
February 25, 2013 (Final Valuation Date)	February 28, 2013	125.05%	$1,250.50

If the securities are not called
Index Return	Payment at Maturity (per $1,000 security Face Amount)	Return on Securities
60.00%	N/A	N/A
40.00%	N/A	N/A
20.00%	N/A	N/A
0.00%	N/A	N/A
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-100.00%	$0.00	-100.00%
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. If the securities are not automatically called, the payment at maturity of the securities will depend on whether a Knock-In Event occurs. If the Final Level is less than the Knock-In Level, your investment will be fully exposed to any decline in the Index level as compared to the Initial Level, and you could lose up to 100% of your initial investment.

YOUR APPRECIATION POTENTIAL IS LIMITED TO THE CALL PRICE— The appreciation potential of the securities is limited to the pre-specified Call Price on the relevant Call Date, regardless of the performance of the Index. In addition, since the securities could be called as early as the first Call Date, the term of your investment could be short, and your return on the securities could be less than if the securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds in an instrument with a comparable return.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the securities or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Index.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity if the securities have not been automatically called.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, any such research, opinions or recommendations could affect the level of the Index or the value of the securities.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing such roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet No. 805BG and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 805BG  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 805BG and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

DWS Structured Products    1.866.637.9185    www.dws-sp.com